Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Three Months Ended March 31, 2006
	2001	2002	2003	2004	2005
Earnings
Pretax Inc/(Loss) from continuing ops	$(6,466,433)	$(5,922,685)	$(3,387,630)	$(3,746,764)	$(2,636,486)	$(6,837,013)
Fixed charges	13,244	17,053	13,300	799	3,919	1,285
Amort of capitalized interest	—	—	—	—	—	—
Distributed income	—	—	—	—	—	—
Pretax losses of equity investees	—	—	—	—	—	—
Subtract:
Interest capitalized
Preferred dividends	—	—	—	—	—	—
Minority interest	—	—	—	—	—	—
Total Earnings	$(6,453,189)	$(5,905,632)	$(3,374,330)	$(3,745,965)	$(2,632,567)	$(6,835,728)

Fixed charges
Interest expensed and capitalized	13,244	17,053	13,300	799	3,919	1,285
Amortized premiums/discounts	—	—	—	—	—	—
Est. interest within rental expense	—	—	—	—	—	—
Pref dividends of consol. Subs	—	—	—	—	—	—
Total fixed charges	$13,244	$17,053	$13,300	$799	$3,919	$1,285

Ratio of earnings to fixed charges	—	—	—	—	—	—

For the years ended December 31, 2001, December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005 and the three-month period ended March 31, 2006, Cambridge Heart did not generate sufficient earnings to cover its fixed charges by the following amounts:

	Year ended December 31,					Three Months Ended March 31, 2006
Dollar Amounts	2001	2002	2003	2004	2005
Coverage deficiency	$(6,453,189)	$(5,905,632)	$(3,374,330)	$(3,745,965)	$(2,632,567)	$(6,835,728)